April 8, 2008
VIA EDGAR
Mr. Kevin Woody
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Quadriga Superfund, L.P. (the “Fund”) Form 10-K for the fiscal year ended December 31, 2006 File No. 000-51634
Dear Mr. Woody:
          This letter is in response to the comment raised in the Division of Corporation Finance’s comment letter concerning the Fund’s Form 10-K for the fiscal year ended December 31, 2006 dated March 25, 2008 (the “Comment Letter”). In response to the comment set forth in the Comment Letter, please see our response below:
Form 10-K for the year ended December 31, 2006
Related Party Transactions, page 41
1.	We note your response to prior comment 1 and more detailed SAB 99 analysis which you have provided. Please additionally tell us how you evaluated the impact on each series’ statements of operations for each of the three years in the three year period ended December 31, 2006 between the method which you apply to account for offering expenses and the method detailed by paragraph 8.24 of the Guide.
Response:
In our previous response letter, management described how it had examined the impact on the statement of changes in net assets that results from the Fund’s current policy with respect to ongoing offering expenses versus the method detailed in paragraph 8.24 of the Guide. We would like to note that management believes that the impact on the statement of net assets is the more material issue to the Fund’s investors in that investor’s accounts are valued at the current net asset value per unit and all subscriptions and redemptions are executed at that value. As detailed in the previous response, there was no material impact to the statement of changes in net assets that resulted from the method of accounting currently employed by the Fund for ongoing offering expenses versus the method detailed by paragraph 8.24 of the Guide.

Management has also evaluated the impact on each Series’ statement of operations for each of the three years in the period ended December 31, 2006 under the methodology which the Fund applies to account for offering expenses and the method detailed by paragraph 8.24 of the Guide.
For the fiscal year ended December 31, 2006, the Fund’s current policy regarding accounting for ongoing offering expenses resulted in a $92,294 increase to the total expenses charged to Series A and a $19,533 decrease to the total expenses charged to Series B. With respect to Series A, the $92,294 increase represents an impact of approximately 1.15% to the Series’ total expenses and 1.39% to the Series’ net increase (decrease) in net assets from operations. With respect to Series B, the $19,533 decrease represents an impact of approximately 0.29% to the Series’ total expenses and 0.48% to the Series’ net increase (decrease) in net assets from operations.
For the fiscal year ended December 31, 2005, the Fund’s current policy regarding accounting for ongoing offering expenses resulted in a $97,746 increase to the total expenses charged to Series A and a $19,291 increase to the total expenses charged to Series B. With respect to Series A, the $97,746 increase represents an impact of approximately 2.15% to the Series’ total expenses and 4.77% to the Series’ net increase (decrease) in net assets from operations. With respect to Series B, the $19,291 increase represents an impact of approximately 0.38% to the Series’ total expenses and 0.40% to the Series’ net increase (decrease) in net assets from operations.
For the fiscal year ended December 31, 2004, the Fund’s current policy regarding accounting for ongoing offering expenses resulted in a $70,108 increase to the total expenses charged to Series A and a $90,584 increase to the total expenses charged to Series B. With respect to Series A, the $70,108 increase represents an impact of approximately 2.41% to the Series’ total expenses and 2.15% to the Series’ net increase (decrease) in net assets from operations. With respect to Series B, the $90,584 increase represents an impact of approximately 1.62% to the Series’ total expenses and 1.73% to the Series’ net increase (decrease) in net assets from operations.
Management has determined that the impact on the statement of operations is not material. The largest impact to the total expenses of either Series of the Fund in any year was approximately 2.41% and the largest impact to the net increase (decrease) in net assets from operations was approximately 4.77%. Moreover, management does not believe the impact on the statement of operations, and particularly the change to the increase (decrease) in net assets from operations) is truly a good measure of evaluating the impact of the accounting methodology. The net increase or decrease to net assets from operations in any given time frame is primarily influenced by the Fund’s trading performance in a given year. The investment income and expenses (including the offering expenses) of the Fund remain very stable on a month to month and year to year basis, whereas trading performance is the main determinant of whether the Fund experiences a net increase or decrease in net assets from operations. That being said, there was never a case in the three year period ended December 31, 2006 that an increase rather than a decrease (or a decrease rather an increase) in net asset from operations would have resulted in any given year due to the Fund’s use of its current accounting policy rather than the policy detailed in paragraph 8.24 of the Guide.
We refer to the SAB 99 analysis set forth in our previous response to detail the many qualitative reasons that led management to determine that there is not any substantial likelihood that a reasonable person would consider the difference in the accounting policies to be important in light of the surrounding circumstances. The magnitude of the differences to both the statement of operations and the statement of changes in net assets is not such that the judgment of a reasonable person relying upon the report would have been changed or influenced if the Fund had instead used the accounting policy detailed in paragraph 8.24 of the Guide.
In sum, management has determined that there is no material impact to the Fund’s statement of operations between the Fund’s current method of accounting for offering expenses and the method detailed by paragraph 8.24 of the Guide. We will continue to monitor the impact of the use of our current policy and should management ever determine that the impact is material, the Fund will endeavor to change its method in accordance with paragraph 8.24 of the Guide.
We hope this response adequately addresses the issues raised in the Comment Letter and we thank you for your time and attention to this matter.

In connection with the above response to the Comment Letter, the general partner and the Fund hereby acknowledge that:
• the Fund is responsible for the adequacy of the disclosure in the filings;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and
• the Fund and the general partner may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely, Quadriga Superfund, L.P. (Registrant)
By:	/s/ Roman Gregorig
Roman Gregorig
Principal Financial Officer of Superfund Capital Management, Inc., General Partner of the Registrant